Instaparty LLC

Compiled Financial Statements
Income Tax Basis
For the period ended December 31, 2016
(Unaudited)

Praschak & Sosinski PA
1150 Raritan Rd Suite 205
Cranford, NJ 07016
(908) 276-7480

<u>Accountant's Compilation Report</u>
<u>Income Tax Basis</u>
(Unaudited)

To the Owner's, Shareholders or Partners:
Instaparty LLC

1401 Hudson St Ste# 1105
Hoboken NJ 07030

We have compiled the accompanying statement of assets, liabilities and equity-income tax basis of Instaparty LLC as of December 31, 2016 , and the related statements of revenues, expenses and retained earnings-income tax basis for the year then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with the income tax basis of accounting.

Management (the owners) is responsible for the preparation and fair presentation of the financial statements in accordance with the income tax basis of accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management (the owners) in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Management (the owners) has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared on the cash basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's assets, liabilities, equity, revenue and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Instaparty LLC as of December 31, 2016 because we performed certain accounting and bookkeeping services that impaired our independence.

Praschak & Sosinski PA

Praschak & Sosinski, PA
December 31, 2016

Instaparty LLC

Statement of Assets, Liabilities & Equity
December 31, 2016
(Unaudited)

Assets

Current assets		
Cash in Bank-PNC Bank	$	108.00
Total current assets		108.00
Other assets		
Start Up Expense		142.00
Total other assets		142.00
Total assets	$	250.00

Equity

Equity		
LLC Member's Equity		250.00
Total equity		250.00
Total liabilities and equity	$	250.00

See accountant's compilation report

Instaparty LLC

Income Statement
For the year ended December 31, 2016
(Unaudited)

		Year to date
Operating revenue		
Income	$	0.00
Total operating revenue		0.00
Gross profit		0.00
Operating expenses		
		0.00
Total operating expenses		0.00
Net income (loss)	$	0.00

Instaparty LLC

Statement of Cash Flow

For the year ended December 31, 2016

(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$	0.00
Net cash provided by (used in) operating activities		0.00
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by (used in) investing activities		108.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided by (used in) financing activities		0.00
Net increase/(decrease) in cash		0.00
Cash at beginning of period		108.00
Cash at end of period	$	108.00

See accountant's compilation report

Instaparty LLC

Statement of Member's Capital
For the year ended December 31, 2016
(Unaudited)

LLC Member's Equity, Beginning		0.00
Capital contributions	$	250.00
LLC Member's Equity, Ending		250.00